FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Apex Critical Metals Corp. ("Apex" or the "Company")

Suite 1450, 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2: Date of Material Change

February 21, 2025

Item 3: News Release

News release dated February 21, 2025 was disseminated through Accesswire and subsequently filed on SEDAR+.

Item 4: Summary of Material Change

On February 21, 2025, the Company closed its previously disclosed non-brokered private placement (the "Offering"). The Offering consisted of the issuance of 1,530,612 flow-through common shares (each, a "FT Share") at a price of $0.98 per FT Share for aggregate gross proceeds of $1,499,999.76.

Item 5 Full Description of Material Change

On February 21, 2025, the Company closed its previously disclosed non-brokered private placement. The Offering consisted of the issuance of 1,530,612 FT Shares at a price of $0.98 per FT Share for aggregate gross proceeds of $1,499,999.76.

The FT Shares were issued as "flow-through shares" (within the meaning of subsection 66(15) of the Income Tax Act (Canada) and section 359.1 of the Taxation Act (Québec). The proceeds from the issuance of the FT Shares will be used to incur eligible resource exploration expenses which will qualify as "Canadian exploration expenses"(as defined in the Income Tax Act (Canada)). In addition, subscribers residing in the province of Québec are also eligible for i) an additional deduction for CEE that qualifies as "exploration base relating to certain Québec exploration expenses" incurred in Québec, within the meaning of section 726.4.10 of the Taxation Act (Québec), and ii) for an additional deduction for certain surface mining CEE incurred in Québec that qualifies as "exploration base relating to certain Québec surface mining exploration expenses" within the meaning of section 726.4.17.2 of the Taxation Act (Québec).

All securities issued pursuant to the Offering are subject to a statutory hold period of four (4) months and a day from the date of issuance.

In connection with the Offering, the Company paid cash fees of $89,999.99 to one qualified finder, Mine Equities Ltd.

None of the securities sold in connection with the Offering have been or will be registered under the United States Securities Act of 1933, as amended, and no such securities were offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7: Omitted Information

N/A

Item 8: Executive Officer

Sean Charland, CEO and a Director
604.681.1568
info@apexcriticalmetals.com

Item 9: Date of Report

February 21, 2025